UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549 SCHEDULE 13D Under the Securities Exchange Act of 1934 (Amendment No. )*

SAFEGUARD HEALTH ENTERPRISE, INC. (Name of Issuer)
Common Stock, $.01 par value (Title of Class of Securities)
786444109 (CUSIP Number)
Steven J. Baileys 95 Enterprise, Suite 100 Aliso Viejo, CA 92656-2605 (949) 425-4300 (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)
July 15, 2003 (Date of Event which Requires Filling of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1 (f) or 240.13d-1(g), check the following box.   (  )

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D
CUSIP No. 786444109

1.	Names of Reporting Persons. Steven J. Baileys I.R.S. Identification No.

2.	Check the Appropriate Box if a Member of a Group* (a.) ( ) (b.) ( )

3.	SEC USE ONLY

4.	Source of Funds* OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to items 2(d) or 2(e) ( )

6.	Citizenship or Place of Organization USA

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 2,561,267

	8.	Shared Voting Power 150,000

	9.	Sole Dispositive Power 2,561,267

	10.	Shared Dispositive Power 150,000

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,711,267

12.	Check if the Aggregate Amount Represented by Amount in Row (11) Excludes Certain Shares (See Instructions) ( )

13.	Percent of Class Represented by Amount in Row (11) 7.6

14.	Type of Reporting Person IN
Trusts, Private Foundation
2

Item 1. Security and Issuer Common Stock, $.01 par value SafeGuard Health Enterprises, Inc. 95 Enterprise, Suite 100 Aliso Viejo, California 92656-2605

Item 2. Identity and Background.

(a)

Name:           Steven J. Baileys

         This Schedule 13D is filed by Steven J. Baileys, Chairman of the Board of Directors of the Issuer. Dr. Baileys personally owns 645,000 shares of the Common Stock of the Issuer. Dr. Baileys is the trustee for various trusts that own 303,000 shares of Common Stock and Convertible Preferred Stock of the Issuer which is convertible into 412,500 shares of the Issuer's Common Stock, for the benefit of certain relatives of Dr. Baileys, for which Dr. Baileys disclaims beneficial ownership. Dr. Baileys is also an officer and director of the Alvin and Geraldine Baileys Foundation which owns 150,000 shares of the Issuer's Common Stock for which Dr. Baileys maintains shared voting and dispositive control and disclaims beneficial ownership with respect to such shares.

         On June 10, 2003, the Baileys Family Trust, of which Dr. Baileys is the sole trustee, sold 700,767 of the Issuer's Common Stock to another entity controlled by Dr. Baileys, Beilihis Investments LLC, of which Dr. Baileys is the Managing Member. On July 15, 2003, the Baileys Family Trust caused to be transferred to Beilihis Investments LLC, 500,000 shares of the Issuer's Preferred Stock convertible into 500,000 shares of the Issuer's Common Stock. Dr. Baileys disclaims beneficial ownership with respect to the shares of Common and Preferred Stock owned by Beilihis Investments LLC.

(b)	Residence or business address: 95 Enterprise, Suite 100 Aliso Viejo, CA 92656-2605

(c)	Present Principal Occupation or Employment: Private Investor

(d)	Criminal Conviction: None

(e)	Court or Administrative Proceedings: None

(f)	Citizenship: USA

Item 3. Source and Amount of Funds or Other Consideration: Not applicable

Item 4. Purpose of Transaction

            State the purpose or purposes of the acquisition of securities of the issuer. Describe any plans or proposals which the reporting persons may have which relate to or would result in:

                  The purpose of the above described transactions was to transfer shares of Issuer's Preferred and Common Stock from a family trust controlled by Dr. Baileys to an investment entity controlled by Dr. Baileys.

3
(a) The acquisition by any person of additional securities of the issuer, or the disposition of securities of the issuer;
None
(b) An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the issuer or any of its subsidiaries;
None
(c) A sale or transfer of a material amount of assets of the issuer or any of its subsidiaries;
None
(d) Any change in the present board of directors or management of the issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;
None
(e) Any material change in the present capitalization or dividend policy of the issuer;
None
(f)

Any other material change in the issuer's business or corporate structure including but not limited to, if the issuer is a registered closed-end investment company, any plans or proposals to make any changes in its investment policy for which a vote is required by section 13 of the Investment Company Act of 1940;

None
(g) Changes in the issuer's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the issuer by any person;
None
(h)

Causing a class of securities of the issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

None
(i) A class of equity securities of the issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or
None
(j) Any action similar to any of those enumerated above.
None

Item 5. Interest in Securities of the Issuer.

(a)

         This Schedule 13D covers shares of Common and Preferred Stock of the Issuer to be issued upon the full conversion of all Preferred Stock as described herein. As of June 30, 2003, the Issuer had 5,719,117 shares of Common Stock outstanding, 30,000,000 shares of Series A, B, C and D Preferred Stock outstanding convertible into 30,000,000 shares of Common Stock of the Issuer. Dr. Baileys currently beneficially owns 645,000 shares of Common Stock of the Issuer, the Alvin and Geraldine Baileys Foundation (the "Foundation") owns 150,000 shares of Common Stock of the Issuer, certain trusts established for the benefit of certain relatives of Dr. Baileys (the "Trusts") owns 303,000 shares of Common Stock of the Issuer, and 412,500 shares of various series of Preferred Stock of the Issuer, and Beilihis Investments LLC owns 700,767 shares of Common Stock of the Issuer and 500,000 shares of Preferred Stock of the Issuer. Dr. Baileys disclaims beneficial ownership with respect to the shares of Common and Preferred Stock owned by the Foundation, the Trusts described above, and Beilihis Investments LLC. Assuming full conversion of the Preferred Stock, Dr. Baileys will own and/or control a total of 2,711,267 shares of Common Stock the Issuer which would represent approximately 7.6% of the shares of the Common Stock of the Issuer outstanding after full conversion of the Preferred Stock owned and/or controlled by Dr. Baileys.

         Dr. Baileys has not effected any transaction involving shares of Common Stock of the Issuer at any time since more than sixty (60) days prior to the date of this Schedule 13D, except as described herein.

(b)	See 5(a) above

(c)	None

(d)	See 5(a) above

(e)	See 5(a) above

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

                   There are no contracts, agreements, understandings or relationships among the persons named in Item 2 or between such persons and any person with respect to any securities of the Issuer, except as described herein.

4

Item 7. Material to be Filed as Exhibits. None

Signature After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: July 16, 2003
By:	/s/ Steven J. Baileys Steven J. Baileys

5